UNITED STATES
                     Securities and Exchange Commission
                           Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One): X Form 10-K and 10-KSB  Form 20-F  Form 11-K  Form 10-Q  Form 10-D
                                                 Form N-SAR  Form N-CSR

                   For Period Ending:       March 31, 2005

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                        ADM Tronics Unlimited, Inc.
                          Full Name of Registrant

                        Former Name if Applicable:

                          224-S Pegasus Avenue
            Address of Principal Executive Office (Street and Number)

                       Northvale, New Jersey 07647
                        City, State and Zip Code

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

  x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
  x (b) The subject annual report, semi-annual report or transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or portion thereof, could not be filed within the prescribed time period.

The report cannot be so filed due to increased accounting activities resulting from the Registrant's recently completed financing and the expansion of operations of the Registrant's medical device subsidiary, Ivivi Technologies, Inc. (Ivivi).



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Andre' DiMino                  201                  767-6040
      (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)
    of the Securities Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).
                                                               x Yes   No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               x Yes   No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant had a loss of approximately $2,400,000 as compared to $138,000 for the fiscal year ended March 31, 2005 and 2004, respectively. The increased loss is due to increased costs and expenses related to the expansion of operations and activities of Ivivi during the fiscal year ended March 31, 2005.

                            ADM Tronics Unlimited, Inc.
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 29, 2005           By: /s/ Andre' DiMino
                                       Andre' DiMino
                                       President and Chief Financial Officer









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